

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Jeffrey Rochlin, President
Camelot Corporation
730 W. Randolph Street, Suite 600
Chicago, IL 60661

  Re: Camelot Corporation
     Form 8-K Item 4.01
     Filed June 14, 2010
     File No. 000-08299

Dear Mr. Rochlin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant, page 2

1. We note your disclosure in the third paragraph of this section, in which you imply that Comiskey issued review reports for the quarters ended July 31, 2009, October 31, 2009 and January 31, 2010. If Comiskey issued review reports of the interim financial statements, please amend your Form 10-Qs for each of these quarters to file the review reports issued by Comiskey.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Kristen A. Baracy, Esq.
        Synergy Law Group, LLC
        Fax: 312-454-0261